Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

NEWSLETTERS • TERM SHEET

What to know about Nextdoor as it goes public

BY LUCINDA SHEN

July 6, 2021 8:01 AM PDT

Nextdoor hit national headlines early in the pandemic as supply shortages turned the hyper-local social media network into an online trading post for say flour and hand sanitizer.

Now the company is showing exactly what stay-at-home orders and a shift to a digital economy did for its business model. The San Francisco-based company, founded in 2008, agreed to go public Tuesday with Khosla Ventures Acquisition II, a special purpose acquisition company backed by, yes, Khosla Ventures.

The deal values Nextdoor, which was last valued at about $2.2 billion in 2019 per PitchBook, at $4.3 billion. The company makes its money from companies advertising on its platform.

Backed by investors including Benchmark, Shasta Ventures, and Greylock Partners, Nextdoor grew revenue by about 49% to $123 million in 2020. Net losses in comparison remained relatively steady at about $75 million.

Okay, yes SPAC projections are generally suspect, but this one doesn’t seem outside the realm of possibility: The company is expecting the growth to slow somewhat this year, rising 44% to $178 million while net losses rise 37% to $103 million. But of course, take it with a grain of salt as the company warns that “future results [are] difficult to predict.”

Nextdoor does have a heavy audience overlap with Facebook. A chart in the SPAC presentation suggests that about 73% of folks who visited Nextdoor once a month also visited Facebook and Messenger. And, as is Facebook’s playbook, the larger company has launched a Nexdoor clone.

The deal also adds another company to the list of public ones with a female CEO. Sara Friar was previously Chief Executive Officer at payments company Square She is also a member of the board of directors at Slack and Walmart.

For fervid Cathie Wood followers, Ark Invest is among the investors in the PIPE (private investment in public equity, which typically adds a few hundred million of cash to a company looking to go public via SPAC). While a rarer sight in SPAC-related PIPEs compared to the mutual funds like T. Rowe Price, it’s not the first of its kind for Ark Invest: the tech evangelizing investment shop was a part of a deal to take semiconductor company Quantum-Si public in a deal valuing it at $1.5 billion, and another taking protein analysis tech company, SomaLogic, public for about $1.2 billion. Other members of the PIPE include T. Rowe Price, Soroban Capital, as well as existing investors Tiger Global and Hedosophia.

Perhaps due to its relatively smaller size or due to its focus on users with verifiable real names and real addresses, Nextdoor has generally bypassed the misinformation debate that plagues Facebook and Twitter. Still, the company has come under fire for deleting posts around the Black Lives Matter movement and more broadly, around content moderation.

More than the economics of the deal, that final point—content moderation—will be an increasingly important issue for the company as it takes the SPAC dollars to expand. As local papers disappear, Nextdoor is starting to replace them as the information bulletin board, per WIll Oremus for OneZero. And currently, no one seems to have an easy answer for the information conundrum as even the question of what is true and what is not becomes a political one.

As Friar told my colleague Ellen McGirt last year:

“‘There‘s never been more need for local and the power of proximity,’ Friar says, adding that the power of social trust is growing during the pandemic and that people are increasingly choosing to get their news from local sources.”

https://fortune.com/2021/07/06/what-to-know-about-nextdoor-as-it-goes-public/ 2/8

7/6/2021 What to know about Nextdoor as it goes public | Fortune

Lucinda Shen

Twitter: @shenlucinda

Email: lucinda.shen@fortune.com

Jessica Mathews compiled the IPO section of the newsletter.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.